Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-108533

$1,000,000,000

5-Year Fixed Rate Senior Unsecured Notes

TERM SHEET

Issuer:	GMAC LLC
Issue Ratings:	Ba1 / BB+ / BB+ (negative / developing / positive)
Size:	$1,000,000,000
Security Type:	SEC Registered Senior Unsecured Notes
Coupon:	6.000%
Maturity:	December 15, 2011
Price:	$99.443
Yield:	6.131%
Spread:	T + 167 bps
Benchmark Treasury:	4.500% due 11/30/11
Treasury Spot:	100-05+ (4.461% yield)
Coupon Dates:	The 15th day of each June and December
First Coupon:	June 15, 2007
Settlement:	T+3 (December 15, 2006)
Joint Bookrunning Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. J.P. Morgan Securities Inc.
Co-Managers:	Commerzbank Capital Markets Corp. Deutsche Bank Securities Inc. Greenwich Capital Markets, Inc. SG Americas Securities, LLC UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.